Filing under Rule 425 under the U.S. Securities Act of 1933 Filing by: Panasonic Corporation Subject Company: PanaHome Corporation (SEC File No. 132-02810)

Regarding PANASONIC Corporation making Panhome corporation a wholly owned subsidiary by way of a share Exchange

December 20, 2016

Paasonic corporation

President, eco solutions company

Tamio Yoshioka

Panhome corporation president, ceo

Ryuji Matsushita

Panasonic’s commitment to the Housing Industry

Panasonic founder’s commitment 1959 “providing a large supply of superior housing to society is an urgent need from a national point of view. To meet this need, it is ideal to make houses with the products of Matsushita electric works, Ltd. And complete houses with the housing equipment of Matsushita electric co., ltd.”

1963 “there is only one business that I want to give a try to by myself”

2016

History

Building material Dept. of matsushita electric works, ltd. Begins development of prefabricated housing unit

National house industrial co., is estabilished by co-investment by matsushita electric Industrial co, ltd. And matsushita electric works, ltd.

Panasonic home renovation co., ltd is estabilished by co-investment by Panasonic and panhome

This ideal lives on thorugh the brand slogan of “A Better Life, Abetter World”

Eco Solutions Company    Appliances Company

Design &    Building HousingElectronic

Construction    Materials EquipmentAppliances

(Custom-built Housing, Remodeling)    (Interior doors, Flooring, (Plumbing,(IH, Dishwashers, etc.)

etc.)    Electric Equipment, etc.)

2

Panasonic will create “new ways of living” through the housing business

Remodelin     ASEAN

?New brand: “Panasonic Reform”     Skelton & Infill

?Utilizing the assets

of Panasonic group

Age-free (Elderly-care)

?Providing consistent value     Urban development

?Providing houses

and services

Living space     ZEH (Zero-energy home)

?Integration of building     ?High3

know-how and equipment    & applian energy thermal management insulation technology homes &

Action for accelerating growth:

Remodeling business

PanaHome Panasonic

Prime contractor Equipment & Appliances

?Ability to consult ?Housing Equipment regarding living spaces & building materials ?Design ability ?Electric appliances ?Digital contents

4

Action for accelerating growth: Age –free (Elderlu=y-care) business

PanaHome Panasonic

Connections to customers, ability in consulting & design -how for nursing service

Service management

?Landowner development

-Elderly-care houses ?Designing, consulting -Day service and constructing

-Short stay elderly-living facilities?Remodeling services for the elderly

5

Action for accelerating growth: Urban development business

PanaHome Panasonic

Ability in Services using construction & design anasonic’s technologies

?Development ?Design ?Construction

Fujisawa Sustainable Smart-Town Tsunashima Sustainable Smart-Town 6

Action for accelerating growth: Housing business in ASEan

PanaHome Panasonic

Skeleton (framework) ill (equipment    & appliances)

?Design & Consu Global resources

?Construction Network

?Quality control Human resources Brand

CONTRIBUTION THORUGH JAPANESE high-quality housing and urban development 7

Summary of Panasonic’s making panhome a wholly owned susidiary

Scheme :Share Exchange

(Panasonic :Wholly owning parent company    PanaHome:Wholly owned subsidiary)

Date on which the Share Exchange Agreement is executed

:Tuesday, December 20, 2016

Date on which the Share Exchange Agreement will be approved

:June 2017 (scheduled)

(approval at PanaHome’s annual general meeting of shareholders)

Effective date of the Share Exchange

:Tuesday, August 1, 2017 (scheduled)

Allocation ratio

Panasonic and pana home will create a committee to consider their growth statergyASEAN Remodeling Skelton & Infill

Age-free (Elderly care)

Urban development

Living space

ZEH (Zero-energy home)

9

(Notice Regarding Registration on Form F-4) Panasonic Corporation may file a registration statement on Form F-4 (“Form F-4”) with the Securities and

Exchange Commission (the “SEC”) in connection with the Share Exchange. If the Form F-4 is filed in connection with the Share Exchange, the Form F-4 would contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of PanaHome Corporation prior to the shareholders’ meeting at which the Share Exchange will be voted upon. If the Form F-4 is filed, the Form F-4 and prospectus would contain important information about PanaHome Corporation and Panasonic Corporation, the Share Exchange and related matters. U.S. shareholders of PanaHome Corporation are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501 Japan

Panasonic Corporation

Corporate Planning Department

General Manager, Head of Investor Relations

Hiromi Oshima

Telephone: 81-6-6908-1121

Email: irinfo@gg.jp.panasonic.com

URL: http://www.panasonic.com/global

Disclaimer Regarding Forward-Looking Statements

This presentation includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). Panasonic discloses its consolidated financial forecasts for fiscal 2017 based on International Financial Reporting Standards (IFRS). To the extent that statements in this presentation do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic Group undertake no obligation to publicly update any forward-looking statements after the date of this presentation. Investors are advised to consult any further disclosures by Panasonic and PanaHome in their subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of

Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic Group systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.